Mail Stop 4561

March 19, 2009

VIA USMAIL and FAX (703) 329 - 1459

Mr. Thomas J. Sargeant
Chief Financial Officer
Avalonbay Communities, Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, Virginia 22314

> **Re: Avalonbay Communities, Inc.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/2/2009**
> **File No. 001-12672**

Dear Mr. Thomas J. Sargeant:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 1 – Organization and Significant Accounting Policies

Principle of Consolidation, page F-8

1.   The disclosure indicates that in cases where the company is the limited partner in a partnership and has the ability to dissolve the partnership or has substantive participating right, the company consolidates the investments. Although substantive kick-out rights and substantive participation rights held by the limited partners may preclude consolidation by the general partner, who is otherwise assumed to control the partnership, we are not clear why these rights alone held by the minority would give it the right to consolidate the partnership as your policy states. Refer to paragraphs 9 and 10 of EITF 04-5 and clarify your accounting policy accordingly.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Thomas J. Sargeant
Avalonbay Communities, Inc.
March 19, 2009
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant